SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BUSINESS NEWS

BVR Systems Opens 2008 with $18.4M Order from an International Customer

        Rosh Ha’ayin, Israel – January 07, 2008 – BVR Systems (1998) Ltd. (OTCBB: BVRSF.OB), today announced the award of a contract, valued at 18.4 million US dollars, for the provision of an EHUD® Air Combat Maneuvering Instrumentation (ACMI) system for an international customer.

        The EHUD® ACMI system will be used for real-time, autonomous networked combat training and debriefing. The contract includes the provision of new EHUD® ACMI pods, as well as interoperability with the existing BVR-supplied system already in service with this Air Force.

        BVR Systems’ CEO, Ilan Gillies commented: “The new award is our first order for the year 2008. It follows a company announcement in early November 2007 of another ACMI system contract award valued at $19.5M. BVR concluded 2007 with new booked orders valued at $42M, a substantial growth over 2006. This new contract emphasizes the EHUD® product’s overall excellent reputation for enhancing the training value and operational readiness of air forces in Asia, NATO and around the world. The award reflects the customer’s confidence in BVR’s unique capabilities and solutions and is a further tribute to BVR’s technological leadership and strong competitive position for On-Board and Embedded training systems.”

        To date, 18 leading air forces from four continents, amongst them many NATO countries, have chosen the EHUD® ACMI solution.

        The EHUD® ACMI system is a complete on-board autonomous networked training and safety suite, with state-of-the-art post-flight PC debriefing capabilities. The EHUD®rangeless system is designed to enhance the airborne training of fighter pilots for a broad range of missions. It is a highly effective Air-to-Air and Air-to-Ground mission training and debriefing system. The system’s sophisticated safety features include mid-air and ground collision audio warnings, in addition to an extensive rule violation library. BVR’s EHUD® is unsurpassed in capability, reliability and maintainability.

BVR Systems (1998) Ltd. is a world leader in advanced defense training and simulation systems. The Company offers highly efficient, cost-effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces. For more information visit the Company’s web site at http://www.bvrsystems.com.

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.

             Contacts:

             Ilan Gillies
             BVR Systems (1998) Ltd.
             Tel. +972-3-900-8000

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: January 7, 2008